UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated August 29, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia comments on trading activity of its stock

Stock exchange release	1 (1)

Nokia Corporation

Stock Exchange Release

29 August 2024 at 22:30 EEST

Nokia comments on trading activity of its stock

Espoo, Finland - Nokia is issuing this stock exchange release in response to the recent trading activity of its stock due to a market rumour. Nokia has nothing to announce in relation to the speculations published in an article today, and no related insider project exists.

Nokia is committed to the success of its Mobile Networks business, a highly strategic asset for both Nokia and its customers. The business has made significant progress this year both on right-sizing its cost-base while protecting its product roadmap and winning new deals with new customers and increasing share with existing customers. Nokia is focused on ensuring that Mobile Networks is positioned to serve its customers building the best performing networks, investing in its portfolio and creating value for Nokia’s shareholders.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2024		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer